Exhibit 99.1

Bona Film Group Added to NASDAQ Golden Dragon China Index

BEIJING — December 23, 2013 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that the Company was added to the NASDAQ Golden Dragon China Index (Nasdaq: HXC) (the “Index”) effective December 23, 2013.

The Index, which is rebalanced quarterly, is designed to provide insight and access to the unique economic opportunities taking place in China while still providing the transparency offered with U.S. listed securities. The NASDAQ Golden Dragon China Index includes companies that conduct the majority of their business within the People’s Republic of China, are listed on the Nasdaq Stock Market, the New York Stock Exchange or NYSEArca and have a market capitalization greater than $100 million.

“The Chinese film market is growing rapidly and Bona’s business model is well-positioned to contribute to and benefit from continued progress in the industry. Additionally, the strategic investments made by 21st Century Fox and Fosun Group in our Company, as well as the launch of our RMB1 billion film fund to support Bona projects for the next two years have been well received by investors and instill confidence in our business going forward. Our addition to the NASDAQ Golden Dragon China Index signifies the opportunity that lies ahead for our Company, and we believe our addition to the Index will help to further increase awareness of BONA shares among investors,” said Mr. Yu Dong, Founder, Chairman and CEO of Bona.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty-one movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=15750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:	In the U.S.:
Ms. Lingzi Gui	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Kathy Price
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com